Exhibit 99.1

Niu Technologies Announces First Quarter 2023 Financial Results

-- First Quarter Revenues of RMB 417.2 million, down 27.5% year over year

-- First Quarter Net Loss of RMB 60.3 million, compared to net loss of RMB 29.6 million in the same period of last year

BEIJING, China, May 22, 2023 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

•	Revenues were RMB 417.2 million, a decrease of 27.5% year over year

•	Gross margin was 21.7%, compared with 19.1% in the first quarter of last year

•	Net loss was RMB 60.3 million, compared with net loss of RMB 29.6 million in the first quarter of last year

•	Adjusted net loss (non-GAAP)[1] was RMB 46.1 million, compared with adjusted net loss of RMB 16.3 million in the first quarter of last year

First Quarter 2023 Operating Highlights

•	The number of e-scooters sold was 94,407, down 42.3% year over year

•	The number of e-scooters sold in China was 81,518, down 45.3% year over year

•	The number of e-scooters sold in the international markets was 12,889, down 12.2% year over year

•	The number of franchised stores in China was 2,853 as of March 31, 2023

•	International sales network consisted of 53 distributors covering 52 countries as of March 31, 2023

Dr. Yan Li, Chief Executive Officer of the Company, commented: “In the first quarter of 2023, we reinforced our brand position in the premium and mass-premium markets. Our most high-end electric bicycle SQi, with a retail price range of RMB 8,999 to 9,999, gained wide recognition, winning the Red Dot Design Award - Best of the Best 2023 and IF Design Award 2023. To ensure our long-term sustainable growth, we have been strategically optimizing our retail sales strategies by consolidating and upgrading our franchised stores. In May 2023, we launched several new products, including i) the MQiL, NIU's next level flagship product that inherits the design from the all-time award winning M series but with significant upgrades in performance such as 170Km drive range and cutting edge smart functionalities, ii) the RQi, NIU's first high-performance quad electric motorcycle, with 18KW peak power and 0-50km/h acceleration under 2.9s, and iii) the Gova G400 and G400T, the light motorcycle and the electric bicycle that share the same platform combining design aesthetics and practical functionalities. With these new products, we believe we can better serve the diverse mobility needs of our users and strengthen our brand while boosting our sales in China market.”

1 Adjusted net loss (non-GAAP) is defined as net loss excluding share-based compensation expense

For the overseas markets, Dr. Li said, “Alongside our existing impressive range of mobility vehicles including e-motorcycles, e-mopeds, and kick-scooters, the KQi1 Pro and BQi C3 further completes our product portfolio in kick-scooters and e-bikes. We believe our diverse and ever-growing product offerings will play a key role in our global expansion in the future and help us achieve long-term sustainable growth.”

First Quarter 2023 Financial Results

Revenues were RMB 417.2 million, a decrease of 27.5% year over year, due to decreased sales volume of 42.3% and increased revenues per e-scooter of 25.7%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2023 Q1	2022 Q1	% change YoY
E-scooter sales from China market	305.1	457.7	-33.3%
E-scooter sales from international markets	53.3	65.7	-18.8%
E-scooter sales, sub-total	358.4	523.4	-31.5%
Accessories, spare parts and services	58.8	52.1	+12.8%
Total	417.2	575.5	-27.5%

Revenues per e-scooter (in RMB)	2023 Q1	2022 Q1	% change YoY
E-scooter sales from China market[2]	3,743	3,072	+21.8%
E-scooter sales from international markets[2]	4,138	4,476	-7.6%
E-scooter sales	3,797	3,198	+18.7%
Accessories, spare parts and services[3]	623	318	+95.9%
Revenues per e-scooter	4,420	3,516	+25.7%

▪	E-scooter sales revenues from China market were RMB 305.1 million, a decrease of 33.3%, and represented 85.1% of total e-scooter revenues. The decrease was mainly driven by the sales volume decreases by 45.3% in China.

▪	E-scooter sales revenues from international markets were RMB 53.3 million, a decrease of 18.8%, and represented 14.9% of total e-scooter revenues. The decrease was mainly due to the sales volume decreases by 12.2% in international markets.

▪	Accessories, spare parts sales and services revenues were RMB 58.8 million, an increase of 12.8% and represented 14.1% of total revenues. The increase was mainly driven by the growth of our NIU app service subscription.

▪	The increase of revenues per e-scooter was mainly due to the increase in unit price of each e-scooter category both in China and international market, as well as improved product mix in China market, partially offset by the increased proportion of kick-scooter in international market.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Cost of revenues was RMB 326.9 million, a decrease of 29.8% year over year, mainly due to lower e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,462, up 21.6% from RMB 2,846 in the first quarter 2022, mainly due to product mix change.

Gross margin was 21.7%, compared with 19.1% in the same period of 2022. The increase was mainly due to better premium product mix and price increase.

Operating expenses were RMB 157.7 million, an increase of 10.3% from the same period of 2022. Operating expenses as a percentage of revenues was 37.8%, compared with 24.8% in the first quarter of 2022.

▪	Selling and marketing expenses were RMB 72.4 million (including RMB 3.1 million of share-based compensation), an increase of 3.3% from RMB 70.0 million in the first quarter of 2022, mainly due to the increase in depreciation and amortization expense of RMB 2.9 million. Selling and marketing expenses as a percentage of revenues was 17.3% compared with 12.2% in the first quarter of 2022.

▪	Research and development expenses were RMB 35.0 million (including RMB 6.4 million of share-based compensation), a decrease of 16.4% from RMB 41.8 million in the first quarter of 2022, mainly due to the decrease of staff cost of RMB 3.9 million, the decrease in design expenses of RMB 2.9 million and the decrease in professional fee for system development of RMB 1.8 million, partially offset by the increase in share-based compensation expenses of RMB 1.5 million. Research and development expenses as a percentage of revenues was 8.4%, compared with 7.3% in the first quarter of 2022.

▪	General and administrative expenses were RMB 50.3 million (including RMB 4.4 million of share-based compensation), an increase of 62.0% from RMB 31.1 million in the first quarter of 2022, mainly due to the increase in provision for credit losses of RMB 21.3 million. General and administrative expenses as a percentage of revenues was 12.1%, compared with 5.4% in the first quarter of 2022.

Operating expenses excluding share-based compensation were RMB 143.8 million, increased by 10.6% year over year, and represented 34.5% of revenues, compared with 22.6% in the first quarter of 2022.

▪	Selling and marketing expenses excluding share-based compensation were RMB 69.2 million, an increase of 4.7% year over year, and represented 16.6% of revenues, compared with 11.5% in the first quarter of 2022.

▪	Research and development expenses excluding share-based compensation were RMB 28.6 million, a decrease of 22.5% year over year, and represented 6.9% of revenues, compared with 6.4% in the first quarter of 2022.

▪	General and administrative expenses excluding share-based compensation were RMB 45.9 million, an increase of 70.5% year over year, and represented 11.0% of revenues, compared with 4.7% in the first quarter of 2022.

Government grants were RMB 0.3 million, compared with RMB 0.3 million in the same period of 2022.

Share-based compensation was RMB 14.2 million, compared with RMB 13.2 million in the same period of 2022.

Income tax expense was RMB 1.8 million, compared with RMB 1.3 million in the same period of 2022.

Net loss was RMB 60.3 million, compared with net loss of RMB 29.6 million in the first quarter of 2022. The net loss margin was 14.5%, compared with net loss margin of 5.1% in the same period of 2022.

Adjusted net loss (non-GAAP) was RMB 46.1 million, compared with an adjusted net loss of RMB 16.3 million in the first quarter of 2022. The adjusted net loss margin4 was 11.1%, compared with an adjusted net loss of 2.8% in the same period of 2022.

Basic and diluted net loss per ADS were both RMB 0.77 (US$ 0.11).

Balance Sheet

As of March 31, 2023, the Company had cash, term deposits and short-term investments of RMB 859.6 million in aggregate. The Company had restricted cash of nil and short-term bank borrowings of nil.

Business Outlook

NIU expects revenues of the second quarter 2023 to be in the range of RMB 828 million to RMB 952 million, representing a year-over-year increase of 0% to 15%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation and is subject to change.

4 Adjusted net loss margin is defined as adjusted net loss (non-GAAP) as a percentage of the revenues

Conference Call

The Company will host an earnings conference call on Monday, May 22,2023 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its first quarter 2023 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies First Quarter 2023 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI68bf034554b04f5c8103af40f73d926e

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) six electric scooter and motorcycle series, RQi, NQi, MQi, SQi, UQi, and Gova, (ii) one kick-scooter series, KQi, and (iii) one e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses. Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.8676 to US$ 1.00, the exchange rate in effect as of March 31, 2023, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash	534,286,849	441,894,050	64,344,757
Term deposits-current	208,589,770	417,672,643	60,817,847
Restricted cash	186,340,321	-	-
Short-term investments	160,406,301	-	-
Accounts receivable, net	299,742,923	222,327,929	32,373,453
Inventories	417,009,148	430,157,377	62,635,765
Prepayments and other current assets	205,695,717	198,642,624	28,924,606
Total current assets	2,012,071,029	1,710,694,623	249,096,428

Non-current assets
Term deposits-non-current	20,000,000	-	-
Property, plant and equipment, net	397,356,795	375,385,449	54,660,354
Intangible assets, net	1,857,320	1,499,016	218,274
Operating lease right-of-use assets	86,597,121	85,351,167	12,428,092
Deferred income tax assets	6,132,499	6,276,372	913,911
Other non-current assets	12,683,090	10,842,155	1,578,740
Total non-current assets	524,626,825	479,354,159	69,799,371

Total assets	2,536,697,854	2,190,048,782	318,895,799

LIABILITIES
Current liabilities
Short-term bank borrowings	160,000,000	-	-
Notes payable	316,832,113	257,784,810	37,536,375
Accounts payable	459,466,937	423,922,781	61,727,937
Income taxes payable	1,898,065	1,092,170	159,032
Advances from customers	24,931,897	32,133,567	4,679,010
Deferred revenue-current	37,539,733	36,705,182	5,344,688
Accrued expenses and other current liabilities	192,092,943	151,048,158	21,994,316
Total current liabilities	1,192,761,688	902,686,668	131,441,358

Deferred revenue-non-current	11,429,500	11,123,191	1,619,662
Deferred income tax liabilities	1,398,279	2,571,125	374,385
Operating lease liabilities	7,569,128	6,354,189	925,242
Other non-current liabilities	13,441,382	9,278,926	1,351,116
Total non-current liabilities	33,838,289	29,327,431	4,270,405

Total liabilities	1,226,599,977	932,014,099	135,711,763

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	89,428	89,600	13,047
Class B ordinary shares	10,316	10,316	1,502
Additional paid-in capital	1,915,825,641	1,930,139,005	281,050,004
Accumulated other comprehensive loss	(16,536,686)	(22,575,292)	(3,287,217)
Accumulated deficit	(589,290,822)	(649,628,946)	(94,593,300)
Total shareholders’ equity	1,310,097,877	1,258,034,683	183,184,036

Total liabilities and shareholders’ equity	2,536,697,854	2,190,048,782	318,895,799

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
Revenues	575,477,902	417,236,018	60,754,269
Cost of revenues(a)	(465,793,568)	(326,861,860)	(47,594,773)
Gross profit	109,684,334	90,374,158	13,159,496

Operating expenses:
Selling and marketing expenses(a)	(70,047,236)	(72,360,079)	(10,536,443)
Research and development expenses(a)	(41,848,584)	(35,004,134)	(5,096,997)
General and administrative expenses(a)	(31,060,435)	(50,324,650)	(7,327,837)
Total operating expenses	(142,956,255)	(157,688,863)	(22,961,277)
Government grants	268,370	298,853	43,516
Operating loss	(33,003,551)	(67,015,852)	(9,758,265)

Interest expenses	(1,454,464)	(66,667)	(9,707)
Interest income	1,183,923	8,112,383	1,181,254
Investment income	5,046,892	426,836	62,152
Loss before income taxes	(28,227,200)	(58,543,300)	(8,524,566)
Income tax expense	(1,349,045)	(1,794,824)	(261,347)
Net loss	(29,576,245)	(60,338,124)	(8,785,913)

Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	(1,694,186)	(5,693,250)	(829,001)
Unrealized gain/(reclassification adjustment for gains) on available for sale securities, net	(2,380,192)	(345,356)	(50,288)
Comprehensive loss	(33,650,623)	(66,376,730)	(9,665,202)
Net loss per ordinary share
—Basic	(0.19)	(0.39)	(0.06)
—Diluted	(0.19)	(0.39)	(0.06)
Net loss per ADS
—Basic	(0.38)	(0.77)	(0.11)
—Diluted	(0.38)	(0.77)	(0.11)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	154,549,415	155,766,833	155,766,833
—Diluted	154,549,415	155,766,833	155,766,833
Weighted average number of ADS outstanding used in computing net loss per ADS
—Basic	77,274,708	77,883,417	77,883,417
—Diluted	77,274,708	77,883,417	77,883,417

Note:

(a) Includes share-based compensation expense as follows:

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
Cost of revenues	285,977	290,987	42,371
Selling and marketing expenses	3,917,456	3,128,077	455,483
Research and development expenses	4,917,894	6,370,625	927,635
General and administrative expenses	4,122,290	4,402,524	641,057
Total share-based compensation expense	13,243,617	14,192,213	2,066,546

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
Net loss	(29,576,245)	(60,338,124)	(8,785,913)
Add:
Share-based compensation expense	13,243,617	14,192,213	2,066,546
Adjusted net loss	(16,332,628)	(46,145,911)	(6,719,367)